Notice of the 2015 Annual General Meeting of Shareholders

and

Management Information Circular

April 7, 2015

Your vote is important!

Our 2015 Annual General Meeting of Shareholders will be held at 9:30 a.m. (Pacific Daylight Time) on Friday, May 8, 2015 at the Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada.

Whether or not you plan to attend the meeting, we encourage you to vote. Your participation as a Shareholder is very important to us.

Notice of the 2015 Annual General Meeting of Shareholders and Management Information Circular

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	I
NOTICE OF THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS	III
2015 MANAGEMENT INFORMATION CIRCULAR	1
Additional Information	1
ABOUT OUR SHAREHOLDER MEETING	2
Business of the Meeting	2
VOTING INFORMATION	3
Solicitation of Proxies	3
Appointment of Proxyholders	3
Voting by Proxyholders	3
Registered Shareholders	3
Beneficial Shareholders	4
Notice to Shareholders in the United States	5
Revocation of Proxies	5
Voting Securities and Principal Holders of Voting Securities	6
Record Date and Outstanding Shares	6
Principal Holders of Common Shares of Tahoe	6
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS	7
Alex Black	8
Tanya M. Jakusconek	9
C. Kevin McArthur	10
A. Dan Rovig	11
Paul B. Sweeney	12
James S. Voorhees	13
Drago Kisic Wagner	14
Kenneth F. Williamson	15
Dr. Klaus Zeitler	16
Shareholders’ Agreement	17
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	17
Majority Vote Policy	17
REPORT OF 2014 ANNUAL GENERAL MEETING VOTING RESULTS	18
APPOINTMENT OF EXTERNAL AUDITOR	18
COMPENSATION	19
Compensation Governance	19
Approach to Risk	19
Hedging Policy	19
Compensation Committee	19
Director Compensation	19
Incentive Plan Awards	20
Executive Compensation	21
Executive Compensation Discussion and Analysis	21
Benchmarking	22
Elements of Compensation (Base Salary, STIP, LTIP, Extended and Group Benefits)	22
Performance Graph	27
Executive Management Succession Plan	27
Summary Compensation Table	28
Share Option Values and Assumptions	29
Incentive Plan Awards	29
Share Ownership by Executives	30
Termination of Employment, Changes in Responsibility and Employment Contracts	30

CORPORATE GOVERNANCE	32
Board Mandate	32
Majority Vote Policy	32
Director Independence	32
Independence of the lead director of the Board of Directors	33
Service on Other Boards and Director Interlocks	33
Board Committees	34
Audit Committee	34
Compensation Committee	34
Corporate Governance and Nominating Committee	35
Health, Safety, Environment and Community Committee	36
Director Attendance	36
Share Ownership by Directors	36
Position Descriptions	36
Age and Term Limits	37
Continuing Education	37
Ethical Business Conduct	37
Whistleblower Policy	37
Assessments	37
Directors’ and Officers’ Insurance	38
Board of Directors Succession Planning Matrix	38
Diversity	38
Selection Criteria	39
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	40
Amended and Restated Share Option and Incentive Share Plan	40
GENERAL INFORMATION	42
Interest of Certain Persons or Companies in Matters to be Acted Upon	42
Indebtedness of Directors and Executive Officers	42
Interest of Informed Persons in Material Transactions	42
Management Contracts	42
APPROVAL OF INFORMATION CIRCULAR	42
APPENDIX A – MANDATE FOR THE BOARD OF DIRECTORS	43
Duties & Responsibilities of Directors	43
Dealing with Management	43
Board Organization	43
Strategic Planning Oversight	44
Monitoring of Financial Performance and Other Financial Reporting Matters	44
Policies and Procedures	44
Communications and Reporting	45
Certain Individual Responsibilities of the Members of the Board	45

LETTER TO SHAREHOLDERS

April 7, 2015

Dear Shareholder,

On behalf of Tahoe Resources Inc.’s Board of Directors, management and employees, we invite you to attend our 2015 Annual General Meeting of Shareholders, to be held at the Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, on May 8, 2015 at 9:30 a.m. (Pacific Daylight Time).

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting of Shareholders of Tahoe Resources Inc. and accompanying 2015 Management Information Circular (“Information Circular”). The contents and the sending of this Information Circular have been approved by the Board of Directors.

Your participation at this meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this Information Circular. Following the formal portion of the meeting, management will review the Company’s operational and financial performance during 2014 and provide an outlook on priorities for 2015 and beyond. You will also have an opportunity to ask questions and to meet your Directors and Executive Officers.

Many of our public documents, including our audited annual consolidated financial statements, are available in the Investor Relations section on our web site located at www.tahoeresourcesinc.com/investors. We encourage you to visit the same Investor Relations section for information about our Company, including news releases and investor presentations. To ensure you receive all the latest news on the Company, subscribe to our news feed via the contact tab in the same Investor Relations section of the Company’s website. Additional information relating to the Company is available on SEDAR at www.sedar.com.

2014 was our first year of commercial production at Escobal mine in Guatemala, as we exceeded timeline expectations and production targets identified in 2010 at the time of the IPO. This is an amazing story: We financed, permitted, constructed and put into production, a world class mine within three years of conception. I wish to thank Ron Clayton, our President and Chief Operating Officer, all of our dedicated employees and the local communities that have been very supportive of the mine. Escobal is a model of environmental excellence and corporate social responsibility. The country of Guatemala should be very proud of the local communities for their hard work and perseverance in making the mine a success and the area around Escobal a model of prosperity over a relatively brief period.

In addition to that accomplishment, we recently closed the Plan of Arrangement with Rio Alto Mining Limited adding a gold mining operation and another developing mine in Peru to the Tahoe portfolio. With this important growth has come some exceptional human talent, including Alex Black, our new Chief Executive Officer, and his entire Rio Alto team. The merger with Rio Alto also brings an intriguing development project adjacent to the current oxide heap leach mine and further exploration potential on a large property package. With our newly combined technical and financial firepower, we expect to produce some exciting results in the near future.

As for myself, I have taken a step back from the day-to-day management role and will be looking to oversee strategic functions such as financing, business development, governance and leading the company to ensure it follows best practices wherever possible. You’ll see that I have relinquished my employment contract, as I strongly believe that the Chair should not have change-of-control provisions. But rest assured, along with a very deep senior management team and a proven board of directors, we hold significant numbers of Tahoe shares and are aligned with you. We will be working hard on one of our central pillars—responsibly delivering long term shareholder value. We look forward to seeing you at the meeting.

Yours sincerely,

/s/ C. Kevin McArthur
Executive Chair
Tahoe Resources Inc.

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NOTICE OF THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date May 8, 2015 Time 9:30 a.m. (Pacific Daylight Time) Place The Rosewood Hotel Georgia 801 West Georgia Street Vancouver, British Columbia V6C 1P7 Canada	Business of the 2015 Annual General Meeting of Shareholders

At the 2015 Annual General Meeting of Shareholders (the “Meeting”), the Shareholders will be asked to:

	1.	Receive the report of the Directors of Tahoe and Tahoe’s 2014 audited annual consolidated financial statements together with the report of the auditors on those audited annual consolidated financial statements;

	2.	Elect Directors for the ensuing year;

	3.	Appoint the external auditors for the ensuing year;

	4.	Consider any permitted amendment to or variation of any matter identified in this Notice of Meeting; and

	5.	Transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice of Meeting. The Information Circular contains details of the matters to be considered at the Meeting.

Regardless of whether or not you plan to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

By Order of the Board

/s/ C. Kevin McArthur
Executive Chair
April 7, 2015

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2015 MANAGEMENT INFORMATION CIRCULAR

You have received this Information Circular because you owned Tahoe Resources Inc. common shares (“Common Shares”) on April 7, 2015. Management is soliciting your proxy for our Meeting to be held on May 8, 2015 at the time and place and for the purposes set forth in the accompanying Notice of the Meeting.

As a Shareholder, you have the right to attend the Meeting on May 8, 2015 and to vote your shares in person or by proxy.

The Board of Directors (the “Board”) has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our Directors and to our external auditors.

Unless otherwise noted, information contained herein is as of April 7, 2015 and gives effect to the acquisition by the Company of Rio Alto Mining Limited (“Rio Alto”) by way of plan of arrangement, which was completed on April 1, 2015.

ADDITIONAL INFORMATION

If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to Tahoe, including the audited annual consolidated financial statements of Tahoe for the financial year ended December 31, 2014, together with the report of the auditors thereon and management’s discussion and analysis of Tahoe’s financial condition and results of operations for the financial year ended December 31, 2014, which provide financial information concerning Tahoe, can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Copies of those documents, as well as any additional copies of this Information Circular, are available upon written request to the Vice President of Corporate Affairs, General Counsel and Corporate Secretary, upon payment of a reasonable charge where applicable.

In this document, “you” and “your” refer to the Shareholder. References to “the Company”, “Tahoe”, “we” and “our” refer to Tahoe Resources Inc. “Common Shares” means common shares without par value in the capital of the Company, “Beneficial Shareholders” means Shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. Unless otherwise indicated, all references to “$” or “dollars” in this Information Circular mean United States dollars. References to “CAD$” or “Canadian dollars” mean Canadian dollars.

Your vote is important. This Information Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the meeting in person.

ABOUT OUR SHAREHOLDER MEETING

Our Meeting gives you the opportunity to vote on items of Tahoe Resources Inc. business, receive an update on the Company, meet face to face with management and interact with our Board.

BUSINESS OF THE MEETING

Directors
You will elect nine (9) Directors to the Board. The term of office of each Director is from the date of the meeting at which he or she is elected or appointed until the next Annual General Meeting of Shareholders or until a successor is elected or appointed. The section entitled “Nominees for Election to Board of Directors” provides information about the nominated Directors, their background and experience, and any board committees on which they currently sit. All of the Directors are elected for a term of one year.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names appear in the section entitled “Nominees for Election to Board of Directors”. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of Directors.

Financial statements
The audited annual consolidated financial statements for the year ended December 31, 2014 (the “consolidated financial statements”) and the report of the auditors thereon are available on our website under the Investor Relations section at www.tahoeresourcesinc.com/investors. They are included in our 2014 annual financial review, which has been mailed to you if you requested a copy.

External auditors
You will vote on reappointing the external auditors (the “auditors”). The Board, on the recommendation of the Audit Committee, has proposed that Deloitte LLP (“Deloitte”) be reappointed as our auditors. See “Appointment of External Auditor”. The Board has invited a representative of Deloitte to attend the Meeting.

Other business
If other items of business are properly brought before the Meeting or after the Meeting is adjourned, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We did not receive any Shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the Meeting.

VOTING INFORMATION

Tahoe’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.

This Information Circular is dated April 7, 2015 and is furnished in connection with the solicitation of proxies, by or on behalf of management, to be used at the Meeting on May 8, 2015 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The record date to determine which Shareholders are entitled to receive notice of and vote at the Meeting is April 7, 2015.

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but Tahoe’s Directors, Officers and regular employees may also solicit proxies personally or by telephone. Tahoe will bear all costs of the solicitation. Tahoe has arranged for Intermediaries holding shares on behalf of Beneficial Shareholders of record to forward the Meeting materials to the Beneficial Shareholders. Tahoe may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT OF PROXYHOLDERS

The individuals named in the accompanying proxy are Directors or Officers of Tahoe. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by striking out the name of the persons named in the Proxy and inserting the name desired of that other individual or company in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

VOTING BY PROXYHOLDERS

If a Shareholder specifies a choice for a matter in the Proxy, and if the Proxy is duly completed and delivered and has not been revoked, the individuals named in the Proxy will vote the Common Shares of Tahoe represented thereby in accordance with the choice specified by the Shareholder on any ballot that may be called for. The Proxy confers discretionary authority on the individuals named therein with respect to:

•	each matter or group of matters identified therein for which a choice is not specified;
•	any amendment to or variation of any matter identified therein; and
•	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the individuals named in the Proxy will vote Common Shares of Tahoe represented by the Proxy for the approval of such matter. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the Beneficial Shareholder may not vote the shares in its discretion on behalf of such Beneficial Shareholder on “non-routine” proposals. Thus, while such shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of other proposals, they will not be considered votes “cast” for purposes of voting on the election of Directors. “Routine” proposals typically include the ratification of the appointment of the Company’s auditors. The election of Directors, on the other hand, is a “non-routine” proposal.

REGISTERED SHAREHOLDERS

If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you wish to submit a Proxy, you must

a)

complete, date and sign the Proxy, and then return it to Tahoe’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax at 1-866-249-7775 (toll free in North America) or 416-263-9524, or by mail (via postage paid return envelope) to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9,

b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number, or

c)

use the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Shareholder’s account number and the proxy access number, before 9:30 a.m. (Pacific Daylight Time) on Wednesday, May 6, 2015, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. The Chair of the Meeting may waive the proxy cut-off without notice.

BENEFICIAL SHAREHOLDERS

The following information is of significant importance to Beneficial Shareholders who do not hold Common Shares of Tahoe in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If Common Shares of Tahoe are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares of Tahoe will not be registered in the Shareholder’s name on the records of Tahoe. Such Common Shares of Tahoe will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States (“U.S.”), the vast majority of such Common Shares of Tahoe are registered under the name of Cede & Co., as nominee for the Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not so object (called NOBOs for Non-Objecting Beneficial Owners).

Tahoe is taking advantage of National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, which permits it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs should receive a scannable VIF from Computershare. NOBOs should complete and return their VIFs to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares of Tahoe represented by the VIFs it receives.

The Information Circular is being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and Tahoe or its agent has sent these materials directly to you, your name and address and information about your Common Shares of Tahoe have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Common Shares of Tahoe on your behalf.

By choosing to send these materials to you directly, Tahoe (and not your Intermediary) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your Proxy as specified in the request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Common Shares of Tahoe are voted at the Meeting. Management of the Company does not intend to pay for Intermediaries to forward Meeting materials to OBOs, and as a result an OBO will not receive the Meeting materials unless the OBO’s Intermediary assumes the cost of delivery.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by Tahoe. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”) in the U.S. and in Canada. Broadridge mails a VIF to you in lieu of the Proxy provided by Tahoe. The VIF will name the same individuals as Tahoe’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of Tahoe) other than the individuals designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of your desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge in accordance with its instructions well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and to vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Tahoe or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under U.S. federal securities laws.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Tahoe is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the U.S. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. federal securities laws. It may be difficult to compel a foreign company and its Directors and Officers to subject themselves to a judgment by a U.S. court.

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it (a) by executing a proxy bearing a later date, (b) by executing a valid notice of revocation (where a new proxy is not also filed), or (c) by personally attending the Meeting and voting the Registered Shareholder’s Common Shares of Tahoe.

A later dated Proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or ttorney duly authorized, and delivered to Computershare, by fax at 1-866-249-7775 (toll free in North America) or 416-263-9524, or by mail (via postage paid return envelope) to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, or to the address of the registered office of Tahoe at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7.

A later dated proxy must be received before 9:30 a.m. (Pacific Daylight Time) on Wednesday, May 6, 2015, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

A notice of revocation must be received before 9:30 a.m. (Pacific Daylight Time) on Thursday, May 7, 2015, or, if the Meeting is adjourned, the last business day before any reconvening thereof at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

Only Registered Shareholders have the right to revoke a Proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their Proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date and Outstanding Shares

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is April 7, 2015. Only persons who were Registered Shareholders as of the close of business on April 7, 2015 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the Meeting is at least one person being present in person or being represented by proxy, holding not less than 5% of the issued Common Shares of Tahoe entitled to be voted at the Meeting.

At the close of business on April 7, 2015, 223,790,156 Common Shares of Tahoe were issued and outstanding. Each Registered Shareholder is entitled to one vote per common share of Tahoe held on all matters to come before the Meeting. Common Shares of Tahoe are the only securities of Tahoe which will have voting rights at the Meeting.

Principal Holders of Common Shares of Tahoe

To the knowledge of the Directors and Officers of the Company, no person or company beneficially owns, controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of Tahoe as at April 7, 2015, except as shown in the table below.

Goldcorp Inc. (“Goldcorp”) is currently entitled to have one nominee appointed to the Company’s Board (Kenneth F. Williamson). See the “Nominees for Election to the Board of Directors – Shareholders’ Agreement” section of this Information Circular.

Name	Number of Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Common Shares
Goldcorp	58,051,692	25.9%

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The size of the Board is fixed at nine. The term of office of each of the current Directors will end immediately before the election of Directors at the Meeting. Unless the Director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each Director elected will hold office until immediately before the election of new Directors at the next Annual General Meeting of Shareholders of the Company or, if no Director is then elected, until a successor is elected or appointed. Directors will be elected on an individual basis.

As of April 7, 2015, the directors of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of Common Shares of Tahoe, representing 2.4% of the issued and outstanding Common Shares of Tahoe.

HIGHLIGHTS OF THE BOARD OF DIRECTORS

•	100% of Board meetings include an in-camera session during which only independent Directors are permitted to attend.

•	Our Directors have had a 100% attendance rate at all Board and Committee meetings, and we expect a 100% attendance rate in 2015.

•	A majority of our Directors have expertise in finance, accounting and/or auditing.

•	All of our Directors have met our share ownership guidelines.

•	We have a formal nomination process and maintain a list of suitable Director candidates.

•	We spend significant time on executive succession planning, and believe that we are well- positioned to meet any future challenges.

•	The Board is moving toward a paperless process that uses a Board portal and electronic documents for meetings.

The following pages set out the names of management’s nominees for election as Directors, all major offices and positions with the Company and any of its significant affiliates each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of Common Shares of Tahoe beneficially owned, controlled or directed by each, directly or indirectly, as at April 7, 2015. The number of Common Shares of Tahoe beneficially owned, controlled or directed, directly or indirectly, by the nominees for Directors is based, in part, on information furnished by the nominees themselves and information gathered by the Company, and the insider reports available at www.sedi.ca.

ALEX BLACK

San Isidro, Lima Peru Non-Independent (Management - CEO) Age 57 Director Since April 1, 2015

Alex Black lives in Lima, Peru and has 34 years of experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSXV shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the President and Chief Executive Officer of Rio Alto from January 2012 until its acquisition by the Company on April 1, 2015.

Principal Occupation
Chief Executive Officer of Tahoe Resources Inc.

Areas of Expertise
Mining and company management

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Duran Ventures Inc.		✓	None
Rio Alto		✓

Securities Held
Common Shares: 1,111,085	Minimum Share Ownership: Attained

Options Held
			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
11/18/11	11/16/16	22,707	$14.19	22,707

Tahoe Resources Inc.

TANYA M. JAKUSCONEK

Toronto, Ontario Canada Independent Age 48 Director Since May 2, 2011

Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B.Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.

Principal Occupation
Senior Gold Research Analyst at Scotiabank.

Areas of Expertise
Mining, Finance, Equity Markets (Research)

Professional Organization Memberships
Institute of Corporate Directors

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
None

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	4 of 4 – 100%
Member of the Compensation Committee	3 of 3 – 100%
Member of the Health, Safety, Environment and Community Committee	4 of 4 – 100%

2014 Continuing Education
Topic	Host Organization	Date(s)
Hostile Take Overs	Goodmans LLP	03/14
Mine tour to Goldstrike, Nevada	Barrick Gold	09/14
Mine tour to Cortez/Gold Rush, Nevada	Barrick Gold	09/14
Mine to Canadian Malartic, Quebec	Agnico Eagle/Yamana Gold	09/14
Mergers & Acquisitions	Institute of Corporate Directors	12/14

Securities Held
Common Shares: 30,000	Minimum Share Ownership: Attained

Options Held
			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
5/3/11	5/3/16	45,000	$19.74	45,000

Voting Results of the 2014 Annual General Meeting
	Votes For	Votes Withheld
# of Votes:	127,148,800	840,567
% of Votes:	99.34%	0.66%

2015 Management Information Circular

C. KEVIN MCARTHUR

Reno, Nevada United States Non-Independent (former CEO) Age 60 Director Since November 10, 2009

Mr. McArthur founded the Company and was appointed President and Chief Executive Officer on November 10, 2009. In March 2014, he was appointed Vice Chair and Chief Executive Officer, and he served in such roles until the completion of the acquisition of Rio Alto on April 1, 2015, at which point he assumed the role of Executive Chair of the Company. He was President, Chief Executive Officer and a director of Goldcorp Inc. from November 15, 2006 until his retirement in December 2008. He was President and Chief Executive Officer of Glamis Gold Ltd. (“Glamis”) from January 1998 and served in a variety of management positions with Glamis since 1988. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada. He is currently a Director of Royal Gold, Inc.

Principal Occupation
Executive Chair of Tahoe Resources Inc.

Areas of Expertise
Mining Engineering, Mine Finance, Mine Construction, Mergers and Acquisitions

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Cloud Peak Energy		✓	None
Pembrook Mining Corporation		✓
Royal Gold, Inc.	✓
Thompson Consolidated Iron Ore		✓

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	4 of 4 – 100%

Securities Held
Common Shares: 3,623,335 (1)	Minimum Share Ownership: Attained

Options Held
			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	360,000	$6.40	120,000
3/3/11	3/3/16	45,000	$17.56	45,000
3/7/13	3/7/18	120,000	$16.34	120,000

Voting Results of the 2014 Annual General Meeting
	Votes For	Votes Withheld
# of Votes:	127,978,371	10,996
% of Votes:	99.99%	0.01%

_____________
(1) As of April 1, 2015, Mr. McArthur also holds 30,000 Deferred Share Awards. See “Securities Authorized for Issuance under Equity Compensation Plans” for further information on Deferred Share Awards.

Tahoe Resources Inc.

A. DAN ROVIG

Reno, Nevada United States Independent Age 76 Director Since June 8, 2010

Mr. Rovig was the founding Chair of the Board of the Company, and he served in that capacity from June 2010 until the completion of the acquisition of Rio Alto on April 1, 2015. Mr. Rovig is currently the Lead Director of the Board of the Company. He was a director and Chairman of the Board of Glamis Gold Ltd. (“Glamis”) from November 1998 to November 2006 and a director of Goldcorp Inc. from 2006 to 2014. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. Prior experience included 16 years in the Anaconda Company in a variety of positions from Metallurgist to Senior VP Operations.

Mr. Rovig holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Principal Occupation
Independent minerals industry consultant.

Areas of Expertise
Mining, Engineering, Geology, Mineral Processing Engineering

Professional Organization Memberships
National Society of Professional Engineers
Society of Mining, Metallurgical and Exploration Engineers (SME)
The Mining and Metallurgical Society of America
Geological Society of Nevada (GSN)
Mining Foundation of the Southwest

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Goldcorp Inc.		✓	None

Tahoe Resources Board and Committee Participation	Meeting Attendance
Chair of the Board of Directors	4 of 4 – 100%

2014 Continuing Education
Topic	Host Organization	Date(s)
Various minerals engineering, research and permitting pages	Society for Metallurgy and Exploration	2014
Exploration and Economic Geology Professional Programs	Geologic Society of Nevada	2014
Short course – Mineral and Metallurgical Processing	American Exploration & Mining Assoc.	12/14

Securities Held
Common Shares: 120,000	Minimum Share Ownership: Attained

Options Held
			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	120,000	$6.40	30,000

Voting Results of the 2014 Annual General Meeting
	Votes For	Votes Withheld
# of Votes:	127,976,536	12,831
% of Votes:	99.99%	0.01%

2015 Management Information Circular

PAUL B. SWEENEY

Vancouver, British Columbia Canada Independent Age 65 Director Since April 14 , 2010

Mr. Sweeney has been an independent business consultant since May 2011. He is currently a Director of OceanaGold Corporation (“OceanaGold”) and Grenville Strategic Royalty Inc. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years of experience in financial management of mining and renewable energy companies.

Principal Occupation
Independent business consultant.

Areas of Expertise
Mining, Renewable Energy, Accounting and Finance, Mergers and Acquisitions

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Alterra Power Corp.		✓	None
Magma Energy Corp.		✓
Mongolia Growth Group Ltd.		✓
OceanaGold	✓
Pan American Silver Corp.		✓
Polaris Minerals Corp.		✓
Grenville Strategic Royalty Inc.	✓

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	4 of 4 – 100%
Chair of the Audit Committee	5 of 5 – 100%
Member of the Compensation Committee	3 of 3 – 100%

2014 Continuing Education
Topic	Host Organization	Date(s)
Karma Gold Project (under development) - Burkina Faso	True Gold	01/14
Escobal Silver Mine (underground) - Guatemala	Tahoe Resources	03/14
Macraes Gold Mine (underground/open pit) - New Zealand	OceanaGold	09/14
Didipio Gold/Copper Mine (open pit) - Philippines	OceanaGold	12/14

Securities Held
Common Shares: 220,000	Minimum Share Ownership: Attained

Options Held
			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	120,000	$6.40	Nil

Voting Results of the 2014 Annual General Meeting
	Votes For	Votes Withheld
# of Votes:	127,984,240	5,127
% of Votes:	100.00%	0.00%

Tahoe Resources Inc.

JAMES S. VOORHEES

Reno, Nevada United States Independent Age 61 Director Since April 14 , 2010

Mr. Voorhees has been an independent consultant since 2007. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. (“Glamis”) and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis. Prior to joining Glamis, Mr. Voorhees held various engineering and operating positions with Newmont Mining Corp., Santa Fe Pacific Minerals, Western Mining Corp., and Atlantic Richfield Company. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

Principal Occupation
Independent consultant.

Areas of Expertise
Mining, Engineering, Construction, and Management

Professional Organization Memberships
Society of Mining Engineers

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Cloud Peak Energy		✓	None

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	4 of 4 – 100%
Chair of the Health, Safety, Environment and Community Committee	4 of 4 – 100%
Member of the Corporate Governance and Nominating Committee	2 of 2 – 100%

2014 Continuing Education
Topic	Host Organization	Date(s)
Escobal Mine Tour	Tahoe Resources	03/14
Spring Creek Mine Tour	Cloud Peak Energy	05/14

Securities Held
Common Shares: 130,000	Minimum Share Ownership: Attained

Options Held
			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	120,000	$6.40	Nil

Voting Results of the 2014 Annual General Meeting
	Votes For	Votes Withheld
# of Votes:	127,971,932	17,435
% of Votes:	99.99%	0.01%

2015 Management Information Circular

DRAGO KISIC WAGNER

Lima, Peru Independent Age 66 Director Since April 1, 2015

Drago Kisic Wagner holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of the Central Reserve Bank of Peru; OBRAINSA (a construction company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); and Corporación Rey (textile related company). Currently, he is President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). Mr. Kisic was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was the former head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and a former member of the Advisory Committee of the Ministry of Foreign Affairs. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador, ten years ago.

Principal Occupation
Independent consultant.

Areas of Expertise
Economics, Government Affairs, Corporate Social Responsibility, Mergers and Acquisitions, and Public Policy.

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Rio Alto		✓	None

Securities Held
Common Shares: 13,620	Minimum Share Ownership: Attained

Options Held
			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
11/18/11	11/16/16	22,707	$14.19	22,707
09/10/12	09/10/17	22,707	$23.13	22,707
10/22/13	10/23/18	22,026	$9.34	22,026
10/17/14	10/17/19	39,622	$12.82	39,622

Tahoe Resources Inc.

KENNETH F. WILLIAMSON

Toronto, Ontario Canada Independent Age 67 Director Since June 8, 2010

Mr. Williamson has been a director of the Company since June 2010 and a director of Goldcorp Inc. since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Principal Occupation
Independent director.

Areas of Expertise
Mining, Accounting, Finance and Mergers and Acquisitions

Professional Organization Memberships
Professional Engineers of Ontario
National Association of Corporate Directors

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Goldcorp Inc.	✓		None
Quadra FNX Mining		✓
UraniumOne Inc.		✓

Tahoe Resources Board and Committee Participation	Meeting Attendance
Member of the Board of Directors	4 of 4 – 100%
Chair of the Compensation Committee	3 of 3 – 100%
Member of the Audit Committee	5 of 5 – 100%

2014 Continuing Education
Topic	Host Organization	Date(s)
Global metals and mining conference	BMO Capital Markets	02/14
Canada mining conference	Bank of America, Merrill Lynch	09/14
Anti-bribery and anti-corruption practices	Goldcorp Inc.	2014

Securities Held
Common Shares: 30,000	Minimum Share Ownership: Attained

Options Held
			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
6/10/10	6/10/15	120,000	$6.40	120,000

Voting Results of the 2014 Annual General Meeting
	Votes For	Votes Withheld
# of Votes:	127,978,586	10,781
% of Votes:	99.99%	0.01%

2015 Management Information Circular

DR. KLAUS ZEITLER

West Vancouver, British Columbia Canada Independent Age 76 Director Since April 1, 2015

Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PHD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgesellschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet, a Toronto Stock Exchange listed company with assets of over $5 billion and base metal and gold mines in different parts of the world. After having been a director of Teck Cominco for many years, Dr. Zeitler joined Teck Cominco in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being Chairman and CEO of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies. Dr. Zeitler served as director of Rio Alto from June 2009 until its acquisition by the Company on April 1, 2015.

Principal Occupation
Independent consultant.

Areas of Expertise
Economic planning and Mining

Public Board Membership (Last Five Years)	Current	Past	Public Board Interlocks
Western Copper & Gold Corporation	✓		None
Rio Alto		✓
Los Andes Copper Ltd.	✓
Vena Resources Inc.		✓
Candente Copper Corp.		✓
Amerigo Resources Ltd.	✓

Securities Held
Common Shares: 170,250	Minimum Share Ownership: Attained

Options Held
			Exercise Price
Date Granted	Expiry Date	# Granted	(CAD)	Total Unexercised
09/20/10	09/20/15	33,277	$7.93	33,277
11/18/11	11/16/16	34,060	$14.19	34,060
09/10/12	09/10/17	22,707	$23.13	22,707
10/22/13	10/23/18	33,039	$9.34	33,039
10/17/14	10/17/19	59,433	$12.82	59,433

Tahoe Resources Inc.

SHAREHOLDERS’ AGREEMENT

The Shareholders’ Agreement between the Company and Goldcorp provides Goldcorp with Board nomination rights for so long as Goldcorp and its affiliates hold 20% or more of the issued and outstanding Shares. Goldcorp is currently entitled to have one nominee appointed to the Company’s Board (Kenneth F. Williamson). The number of individuals Goldcorp and its affiliates are entitled to nominate as Directors is subject to adjustment for changes in the size of the Company’s Board.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No proposed Director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed Director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed Director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

MAJORITY VOTE POLICY

The Board has adopted a majority voting policy relating to the election of Directors. See “Corporate Governance – Majority Vote Policy”.

2015 Management Information Circular

REPORT OF 2014 ANNUAL GENERAL MEETING VOTING RESULTS

The following matters were voted on at our 2014 Annual General Meeting of Shareholders held on May 8, 2014 in Vancouver, Canada. Each matter voted on is described in greater detail in Tahoe’s 2014 Management Information Circular.

1.	Election of Directors

By Resolution passed by ballot vote, the following eight nominees proposed by management were elected Directors of the Company to hold office until the close of the next annual meeting or until their successors are elected or appointed:

	Votes For		Votes Withheld
Director Name	Number	Percent	Number	Percent
Lorne B. Anderson	127,867,819	99.91	121,548	0.09
John P. Bell	127,771,637	99.83	217,730	0.17
Tanya M. Jakusconek	127,148,800	99.34	840,567	0.66
C. Kevin McArthur	127,978,371	99.99	10,996	0.01
A. Dan Rovig	127,976,536	99.99	12,831	0.01
Paul B. Sweeney	127,984,240	100.00	5,127	0.00
James S. Voorhees	127,971,932	99.99	17,435	0.01
Kenneth F. Williamson	127,978,586	99.99	10,781	0.01

2.	Appointment of Auditors

By Resolution passed by ballot vote, Deloitte LLP was elected to serve as auditors for Tahoe until the close of the next annual meeting or until their successors are elected or appointed.

Votes For		Votes Withheld
Number	Percent	Number	Percent
131,341,367	99.98	29,987	0.02

3.	Amendments to Shareholder Rights Plan Agreement

By resolution passed by ballot vote, the Shareholder Rights Plan Agreement was amended.

Votes For*		Votes Against*
Number	Percent	Number	Percent
68,465,574	98.00	1,397,102	2.00
*Note: Excludes insider votes of 58,126,692 shares.

APPOINTMENT OF EXTERNAL AUDITOR

Deloitte LLP, Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800, Vancouver, BC V7X 1P4, Canada will be nominated at the Meeting for appointment as external auditor of Tahoe. Deloitte LLP has been the external auditor of Tahoe since August 27, 2012.

Tahoe Resources Inc.

COMPENSATION

COMPENSATION GOVERNANCE

Approach to Risk

The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Compensation Committee will continually review the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk. At the present time, the Compensation Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risk. The Board takes a conservative approach to executive compensation rewarding individuals for the success of the Company once that success has been demonstrated and incentivizing them to continue that success through the grant of long-term incentive awards.

For a detailed explanation of the risks applicable to the Company and its businesses, see the “Risk Factors” section in the Annual Information Form dated March 11, 2015, filed at www.sedar.com.

Hedging Policy

Insiders of the Company are required to meet specified equity ownership targets to further align their interests with those of Shareholders. The Company believes that transactions that hedge, limit or otherwise change an insider’s economic interest in and exposure to the full rewards and risks of ownership of the Company’s securities would be contrary to this objective.

For that reason, all insiders of the Company are prohibited from engaging in the following transactions with respect to securities of the Company:

a)	short sales;

b)	monetization of equity awards (stock options, Deferred Share Awards, Restricted Share Awards) before vesting;

c)	transactions in derivatives in respect of Company securities, such as put and call options; or

d)	any other hedging or equity monetization transactions where the insider’s economic interest and risk exposure in Company securities are changed, such as collars or forward sale contracts.

Compensation Committee

Information on the Company's Compensation Committee and the skills and experience of its members in making decisions with respect to compensation policies and practices of the Company can be found in the "Corporate Governance - Board Committees - Compensation Committee" section of this Information Circular.

DIRECTOR COMPENSATION

The Company's Directors' compensation is designed to attract and retain high caliber Board members. In 2014, comparative director compensation data for the following companies were evaluated after being accumulated from a number of external sources: Alamos Gold, Allied Nevada, Coeur Mining Ltd., Detour Gold, Endeavour Silver, First Majestic Silver, Osisko Mining, Pan American Silver, Primero Mining, Silvercorp and Silver Standard (together, the “2014 Peer Group”).

The Board meets annually to review the adequacy and form of Directors’ compensation, and to ensure the Company’s approach to Board compensation is:

a)	competitive at the median of the Company’s Peer Group;

b)	reflects best practice; and

c)	takes into account governance trends.

The Compensation Committee regularly reviews and assesses the appropriateness of the Peer Group and makes changes as needed. It was unanimously resolved that the Company’s Peer Group for purposes of compensation analysis in 2015/2016 shall consist of: Alamos Gold, Aurico Gold, B2 Gold, Centerra Gold, Detour Gold, Eldorado Gold, Iamgold, Newgold, Pan American Silver, Silver Wheaton and Yamana Gold (together, the “2015 Peer Group”). See “Compensation – Executive Compensation - Benchmarking” for details on the selection criteria for the 2015 Peer Group.

2015 Management Information Circular

Effective as of the second quarter of 2012, the Compensation Committee determined that each Board member would be entitled to receive annually 5,000 Restricted Share Awards that vested immediately at the time of grant and annual Board fees of $92,230 (C$100,000), except that the Chair of the Board was entitled to receive $156,791 (C$170,000) and each Committee Chair would be entitled to receive an additional $18,446 (C$20,000) on an annual basis. Effective as of the second quarter of 2014, the Compensation Committee determined that the Audit Committee Chair would be entitled to receive an additional $36,892 (C$40,000) on an annual basis.

Director compensation information below is presented with respect to the Board as it was constituted during the 2014 financial year. Upon completion of the acquisition of Rio Alto on April 1, 2015, Messrs. Anderson and Bell ceased being Directors of the Company, and Messrs. Black, Wagner and Zeitler were appointed as Directors.

TABLE 1
Name	Year	Fees Earned(1)(2) ($)	Share-Based Awards ($)	Option-Based Awards ($)	Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Lorne B. Anderson	2014	110,680	110,658	Nil	Nil	Nil	223,352
John P. Bell	2014	92,233	110,658	Nil	Nil	Nil	204,906
Tanya M. Jakusconek	2014	92,233	110,658	Nil	Nil	Nil	204,906
A. Dan Rovig, Chair	2014	156,797	110,658	Nil	Nil	Nil	269,469
Paul B. Sweeney	2014	119,903	110,658	Nil	Nil	Nil	232,576
James S. Voorhees	2014	110,680	110,658	Nil	Nil	Nil	223,352
Kenneth F. Williamson	2014	110,680	110,658	Nil	Nil	Nil	223,352
______________
(1)

For purposes of this disclosure, fees that were paid in Canadian dollars were converted at an average rate of 0.9223. The cash retainer was paid quarterly in Canadian dollars, effective after the Company’s annual general meeting. Directors are also reimbursed for their Board-related expenses incurred on our behalf.

(2)

The fair value of the Restricted Share Awards to directors in 2014 was based on C$24.03 and the exchange rate on the grant date of C$0.921. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements. In accordance with IFRS accounting requirements, the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

The Executive Chair does not collect Board fees. No additional fees, including meeting fees, were paid to Directors in 2014. Director compensation is subject to review and possible change on an annual basis. Further share option grants for existing Board members are not anticipated in the near future.

Incentive Plan Awards

The following table provides information for the Directors of the Company regarding the awards outstanding as at December 31, 2014.

TABLE 2
Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$)	Option Expiration Date	Value of Un- Exercised In-The-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)
Lorne B. Anderson	-	6.40	June 10, 2015	Nil	-	Nil	Nil
John P. Bell	-	6.40	June 10, 2015	Nil	-	Nil	Nil
Tanya M. Jakusconek	45,000	19.74	May 3, 2016	Nil	-	Nil	Nil
A. Dan Rovig, Chair	30,000	6.40	June 10, 2015	252,135	-	Nil	Nil
Paul B. Sweeney	-	6.40	June 10, 2015	Nil	-	Nil	Nil
James S. Voorhees	-	6.40	June 10, 2015	Nil	-	Nil	Nil
Kenneth F. Williamson	120,000	6.40	June 10, 2015	1,008,540	-	Nil	Nil
______________
(1)

Value calculated based on the difference between the closing price of the Common Shares on December 31, 2014 (C$16.15) and the option exercise price converted to US dollars at the December 31, 2014 exchange rate of C$1.00 – $0.862.

Tahoe Resources Inc.

The following table provides information regarding the unexercised awards granted to the non-executive directors of the Company that have vested or have been earned by those directors during the period from January 1, 2014 to December 31, 2014.

TABLE 3
Name	Option-Based Awards – Value Vested During the Period(1) ($)	Share-Based Awards – Value Vested During the Period(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Period ($)
Lorne B. Anderson	Nil	110,658	Nil
John P. Bell	Nil	110,658	Nil
Tanya M. Jakusconek	69,441	110,658	Nil
A. Dan Rovig, Chair	Nil	110,658	Nil
Paul B. Sweeney	Nil	110,658	Nil
James S. Voorhees	Nil	110,658	Nil
Kenneth F. Williamson	Nil	110,658	Nil
_____________
(1)

As at December 31, 2014, all option-based awards had vested. Value is calculated based on the difference between the closing price of the Common Shares on May 3, 2014 (C$24.82) and the option exercise price converted to US dollars at the May 3, 2014 exchange rate of C$1.00 – $0.9113.

(2)	For share-based awards, the fair value was based on the C$24.03 market price of the Common Shares and the exchange rate of C$0.921.

EXECUTIVE COMPENSATION

As used below, Named Executive Officer (“NEO”) means the Company’s Chief Executive Officer (“CEO”), Vice President and Chief Financial Officer (“CFO”) and each of the three most highly-compensated executive officers, other than the CEO and CFO, whose total annual salary and bonus exceeds C$350,000. For the purposes of the following disclosure, the NEOs are as follows: C. Kevin McArthur, Vice Chair and Chief Executive Officer (as of April 1, 2015, Executive Chair only); Mark Sadler, Vice President and Chief Financial Officer; Ron Clayton, President and Chief Operating Officer; Brian Brodsky, Vice President Exploration; and Edie Hofmeister, Vice President Corporate Affairs, General Counsel and Corporate Secretary.

Executive Compensation Discussion and Analysis

Our approach to executive compensation is to provide suitable compensation for executives that is equitable and competitive and reflects individual achievement. Our compensation arrangements are designed to attract and retain highly qualified individuals who are able to carry out our business objectives.

One of the Company’s primary objectives is to create long-term shareholder value through consistent outperformance relative to its peers. The compensation program is closely tied to this goal as it is designed to: align the performance objectives of executives with maximizing long-term shareholder value; link the operating and market performance of the Company to executive compensation; and provide market competitive pay in order to attract new employees of the highest caliber and retain high-performing executives.

Total compensation for NEOs is set with reference to the Peer Group of companies for similar job descriptions in similar locations. The total compensation target for NEOs is approximately at the 50th percentile of the Peer Group. The four basic components of executive compensation since the Company completed its initial public offering (“IPO”) in June 2010 have been the following:

•	base salary;
•	short-term incentive plan (“STIP”);
•	long-term incentive plan (“LTIP”); and
•	extended and group benefits.

2015 Management Information Circular

Benchmarking

Comparative data for the Peer Group was evaluated after being accumulated from a number of external sources. The 2014 Peer Group was based on the following selection criteria:

•	similar industry – precious metals mining with a silver mining bias;
•	similar market – capitalization within the same industry; and
•	public company in Canada with one mine or an early start-up operation.

In 2015, as a result of the merger between Tahoe and Rio Alto, the Peer Group was updated based on the following selection criteria:

•	similar industry – intermediate precious metals producer;
•	similar market – capitalization range between 0.25x and 4x; and
•	similar revenues – revenues range between 0.25x and 4x.

Elements of Compensation (Base Salary, STIP, LTIP, Extended and Group Benefits)

Base Salary

Base salary forms an essential element of the Company’s compensation mix, as it is the base measure to compare and remain competitive relative to the Peer Group. Base salaries for NEOs were recommended to the Compensation Committee by the CEO. The CEO did not make a recommendation with respect to his own salary. The Compensation Committee and the Board approved the salary ranges for the executive officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. Annual base salary levels are fixed, and they are generally targeted at or below the 50th percentile of the Peer Group. Annual base salary levels are used as the basis to determine other elements of compensation.

Short Term Incentive Plan (“STIP”)

The STIP provides executives and management employees an incentive to achieve annual goals consistent with operating, financial and corporate responsibility measurements that can generally be improved over time. Amounts payable under the STIP are cash based and are linked to safety, project permitting, construction completion, first concentrate shipments and commercial production timelines, underground development goals, silver ounces produced in concentrate, overall corporate performance and individual achievement.

→ 1. corporate safety and performance;
STIP criteria include three general categories:	→ 2. qualitative criteria; and
→ 3. achievement of executive goals.

2014 STIP CRITERIA

The Compensation Committee approved STIP measurement criteria for determining the 2014 STIP bonus payments which were paid in the first quarter of 2015. In assessing the STIP components relating to qualitative criteria and achievement of executive goals, the Compensation Committee considered the NEOs’ performance in regards to merger and acquisition matters which culminated in the transaction with Rio Alto.

Tahoe Resources Inc.

STIP Criteria Category: Corporate Safety and Performance – 2014

A total of 60% of STIP is payable based on the following corporate safety and performance criteria that can range between zero and 150% payout, depending on performance:

STIP Criteria Category: Qualitative Criteria – 2014

A total of 20% of 2014 STIP is based on qualitative factors relating to NEO performance at the sole discretion of the Compensation Committee. Other than CEO STIP, NEO qualitative factors are decided in consultation with the CEO.

STIP Criteria Category: Achievement of Executive Goals – 2014

The remaining 20% of 2014 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee. Individual performance factors for the NEOs are as follows:

•

The CEO’s performance factors include leading the organization to meet or exceed expectations and accomplish strategic goals and objectives for the year; advancing the Escobal Project development and the strategic planning process for the Company; effectively representing the Company in relations with relevant stakeholders including employees, investors, the financial community, government and media; and enhancing the Company’s management team;

•

The CFO’s performance factors include maintaining the Company’s strong financial position, liquidity and safe investment of cash resources; managing finances as needed; tax planning and controls systems in North America and in Guatemala; managing a growing finance and accounting function commensurate with the Company’s growth; accurate and timely reporting of financial results; and the development and monitoring of an effective metal sales program;

•

The COO’s performance factors include enhancing the depth and accuracy of the Company’s budgeting and planning process; timely completion of resource calculations and feasibility studies for new projects; meeting or exceeding forecasts for acquiring permits and developing the Escobal Project; assisting with investor relations meetings and conferences; recruiting, retaining and developing the operations team; and continuously monitoring and improving safety, community relations and environmental performance at operations;

2015 Management Information Circular

•

The Vice President of Exploration’s performance factors include leading the exploration department and meeting or exceeding drilling goals; maintaining concession titles, moving new targets into exploration concession status and staking new concessions where appropriate; growing and increasing confidence in the Escobal Project resource; completing initial drill programs in at least three new target areas in the general Escobal district; recruiting, retaining and developing the exploration team; and continuously monitoring and improving safety, community relations and environmental performance at exploration operations; and

•

The Vice President Corporate Affairs, General Counsel and Corporate Secretary’s performance factors include leading the legal department and meeting all filing deadlines in conjunction with efforts from the CFO’s office; maintaining full regulatory compliance in multiple jurisdictions; aiding with the maintenance of concession titles; maintaining accurate and timely shareholder records; corporate governance; government affairs; maintenance of corporate books and records; overseeing all legal affairs of the Company; and supervising corporate social responsibility policies, procedures and programs.

STIP Bonus Payment Awards

The following table reflects the STIP bonus payment awards in 2012, 2013 and 2014.

TABLE 4
NEO Name and Principal Position	Year	Base Salary ($)	Target as % Salary	STIP Bonus ($)
C. Kevin McArthur, Vice Chair and CEO	2014	450,000	150%	675,000
	2013	350,000	150%	525,000
	2012	330,750	150%	375,000
Ron Clayton, President and COO	2014	400,000	100%	360,000
	2013	320,000	100%	320,000
	2012	289,800	100%	225,000
Mark Sadler, VP and CFO	2014	250,000	80%	200,000
	2013	220,000	80%	180,000
	2012	160,000	80%	120,000
Brian Brodsky, VP Exploration	2014	250,000	80%	200,000
	2013	220,000	80%	180,000
	2012	198,450	80%	120,000
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	2014	250,000	80%	200,000
	2013	200,000	80%	180,000
	2012	157,500	60%	75,000

2015 STIP CRITERIA

The Compensation Committee has approved STIP measurement criteria for determining 2015 STIP bonus payments scheduled for the first quarter of 2016.

Tahoe Resources Inc.

STIP Criteria Category: Corporate Safety and Performance – 2015

A total of 60% of STIP is payable based on the following corporate safety and performance criteria that can range between zero and 150% payout, depending on performance:

STIP Criteria Category: Qualitative Criteria – 2015

A total of 20% of 2015 STIP is based on qualitative factors relating to NEO performance at the sole discretion of the Compensation Committee. Other than CEO STIP, NEO qualitative factors are decided in consultation with the CEO and the Executive Chair.

STIP Criteria Category: Achievement of Executive Goals – 2015

The remaining 20% of 2015 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee.

Long Term Incentive Plan (“LTIP”)

The Company’s compensation arrangement includes LTIP share options and share awards. Share option and share award compensation is designed to align the interests of executive officers with the longer-term interests of the Shareholders. LTIP awards to NEOs were recommended to the Compensation Committee by the CEO. The CEO did not make a recommendation with respect to his own LTIP award. The Compensation Committee and the Board approved the LTIP awards for the executive officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. LTIP targets are generally set to bring total compensation to approximately the 50th percentile of the Peer Group. See “Securities Authorized for Issuance under Equity Compensation Plans” for additional information on our Share Option and Incentive Share Plan, and the process used to grant share options and share awards.

The following table lists the number of share-based awards issued in the form of Deferred Share Awards and the value of such awards at the time of grant.

TABLE 5
NEO Name and Principal Position	Year	Number of Deferred Share Awards(1)(2)	Value ($)
C. Kevin McArthur, Vice Chair and CEO	2014	45,000	953,741
	2013	-	Nil
	2012	80,000	1,748,275
Ron Clayton, President and COO	2014	30,000	635,828
	2013	-	Nil
	2012	30,000	655,603

2015 Management Information Circular

TABLE 5
NEO Name and Principal Position	Year	Number of Deferred Share Awards(1)(2)	Value ($)
Mark Sadler, VP and CFO(3)	2014	21,000	445,079
	2013	15,000	237,919
	2012	12,000	262,241
Brian Brodsky, VP Exploration	2014	21,000	445,079
	2013	-	Nil
	2012	15,000	327,802
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	2014	21,000	445,079
	2013	-	Nil
	2012	12,000	262,241
_____________
(1)

The value for 2014, 2013, and 2012 Deferred Share Award grants was calculated using a grant share price of C$23.37 per share and exchange rate of C$1.00 – $0.9069, grant share price of C$16.34 per share and exchange rate of C$1.00 – $0.9707, and grant share price of C$21.68 per share and exchange rate of C$1.00 – $1.0080, respectively.

(2)	Deferred Share Awards were granted on March 8, 2012 and April 1, 2014 and vest one-third on the first, second and third anniversary dates of the applicable grant date for each award.
(3)

The Compensation Committee and Board approved a one-time grant of DSAs to Mr. Sadler in March 2013 at the time he was appointed VP and CFO. The award vests in three tranches: one-third at the time of grant; one-third on the first anniversary; and one- third on the second anniversary of the grant date.

The executive team was granted share-based option awards, on March 3, 2011 and on March 7, 2013. Such awards were designed to retain high quality executives and to align their interests with those of the Shareholders. The value of these share-based awards and option-based awards are reflected in the compensation tables below. Depending on the future development of the Company and other factors that may be considered relevant, the Compensation Committee and the Board from time to time may decide to emphasize increased base salaries and rely less on share options or other incentives. There were no options granted in 2014.

TABLE 6
NEO Name and Principal Position	Year	Number of Options (1)(2)	Value (1)(2) ($)
C. Kevin McArthur, Vice Chair and CEO	2014	-	Nil
	2013	120,000	711,717
	2012	-	Nil
Ron Clayton, President and COO	2014	-	Nil
	2013	90,000	533,788
	2012	-	Nil
Mark Sadler, VP and CFO	2014	-	Nil
	2013	60,000	355,859
	2012	45,000	482,630
Brian Brodsky, VP Exploration	2014	-	Nil
	2013	60,000	355,859
	2012	-	Nil
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	2014	-	Nil
	2013	30,000	177,929
	2012	-	Nil

(1)

Options granted on March 7, 2013 are valued at C$6.11 using the Black-Scholes model, with the exercise price of C$16.34 per share, an expected term of four years, volatility of 49% and an exchange rate of C$1.00 – $0.9707. The options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

(2)

Options granted on March 8, 2012 are valued at C$10.64 using the Black-Scholes model, with the exercise price of C$21.68 per share, an expected term of five years, volatility of 55% and an exchange rate of C$1.00 – $1.0080. The options vest over three years in three equal tranches beginning on the first year anniversary of the grant date.

Tahoe Resources Inc.

Extended and Group Benefits

The Company offers health benefits, life insurance, disability insurance and a 401(k) program for U.S. employees. Such benefits are designed to be competitive with equivalent positions in comparable Canadian and U.S. organizations. Pensions are not provided.

Performance Graph

The following graph compares the monthly percentage change in the Company’s cumulative total shareholder return on its Common Shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index from the completion of the Company’s Initial Public Offering (“IPO”) on June 8, 2010 to December 31, 2014.

Since the IPO on June 8, 2010, the Company provided significant shareholder value with a 169% increase in share price. Notably, the Company’s market capitalization increased during that time to approximately C$2.4 billion, representing more than a C$2.0 billion increase over the approximately 4.5 year period.

The Company’s approach to compensation is closely tied to its goal of creating long-term shareholder value through consistent outperformance relative to its peers. The Company believes that its executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of Shareholders. The Company completed its IPO and its common shares commenced trading on the TSX in June 2010. The Company's management team, including the NEOs, are compensated on the basis of metrics that the Company considers to be fundamental, namely the operation of the Escobal mine, instead of on factors tied to the performance of the Company’s shares in the market.

During 2014, silver prices decreased 19.3% and the Company’s share price decreased by 8.5%. The trend in the Company’s compensation to executive officers over the same period reflects the same trend as NEO total compensation and is generally lower for 2014 as compared to 2013.

Executive Management Succession Plan

The Company has a succession plan for its executive team. The CEO updated the succession plan in 2014 and reviewed it with the Compensation Committee, which in turn presented it to the entire Board in executive session. The Plan includes a succession strategy for each of the CEO’s direct reports as well as other key positions in the Company.

The Board is responsible for:

•	ensuring there is an orderly succession plan for the position of CEO;
•	reviewing and approving the succession planning for each of the CEO’s direct reports;
•	ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the CEO or any of his direct reports; and
•	ensuring that the CEO has a succession planning process in place for other members of senior management in key positions.

2015 Management Information Circular

The Board took steps in each year from 2010 to 2014 to meet with the executive team and employees who have been identified as potential executives. These steps included participation in informal gatherings surrounding regularly scheduled Board meetings, formal and informal presentations during Board meetings and project tours in 2010, 2012 2013, and 2014 that included the management teams from Tahoe and Minera San Rafael and 100% Board participation.

Summary Compensation Table

The following table provides information regarding compensation for the years ended December 31, 2014, 2013, and 2012, paid to or earned by the individuals who served as NEOs of the Company during such period.

TABLE 7
NEO Name and Principal Position	Year	Salary(1) ($)	Share- Based Awards(2) ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation		All Other Compensation(4) ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long- term Incentive Plans ($)
C. Kevin McArthur, Vice Chair and CEO	2014	425,000	953,741	Nil	675,000	Nil	Nil	2,053,741
	2013	345,187	Nil	711,717	525,000	Nil	Nil	1,581,904
	2012	330,750	1,748,275	Nil	375,000	Nil	Nil	2,454,025
Mark Sadler, VP and CFO(5)	2014	242,500	445,079	Nil	200,000	Nil	41,241	928,820
	2013	208,736	237,919	355,859	180,000	Nil	42,858	1,025,371
	2012	160,000	262,241	482,630	120,000	Nil	26,860	1,051,732
Ron Clayton, President and COO	2014	380,000	635,828	Nil	360,000	Nil	33,873	1,409,701
	2013	312,450	Nil	533,788	320,000	Nil	33,144	1,199,382
	2012	289,800	655,603	Nil	225,000	Nil	34,355	1,204,758
Brian Brodsky, VP Exploration	2014	242,500	445,079	Nil	200,000	Nil	38,671	926,250
	2013	214,612	Nil	355,859	180,000	Nil	37,936	788,406
	2012	198,450	327,802	Nil	120,000	Nil	39,354	685,606
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	2014	237,500	445,079	Nil	200,000	Nil	20,525	903,104
	2013	187,291	Nil	177,929	180,000	Nil	22,281	567,501
	2012	157,500	262,241	Nil	75,000	Nil	17,727	512,468
_____________
(1)

During 2012 annual salaries for Messrs. McArthur, Sadler, Clayton, Brodsky and Ms. Hofmeister were $330,750, $160,000, $289,800, $198,450 and $157,500, respectively. Amounts disclosed for 2012 reflect a compensation adjustment effective April 1, 2012, the date the Board of Directors set when it approved executive salaries for 2012. During 2013 annual salaries for Messrs. McArthur, Sadler, Clayton, Brodsky and Ms. Hofmeister were $350,000, $220,000, $320,000, $220,000 and $200,000, respectively. With the exceptions of Ms. Hofmeister whose adjusted compensation was effective May 1, 2013 and Mr. Sadler whose adjusted compensation was effective March 8, 2013, amounts disclosed for 2013 reflect a compensation adjustment effective April 1, 2013, the date the Board of Directors set when it approved executive salaries for 2013. During 2014 annual salaries for Messrs. McArthur, Sadler, Clayton, Brodsky and Ms. Hofmeister were $450,000, $250,000, $400,000, $250,000 and $250,000, respectively. Amounts disclosed for 2014 reflect a compensation adjustment effective April 1, 2014, the date the Board of Directors set when it approved executive salaries for 2014.

(2)

For share-based awards, the fair value was based on the market price of the Common Shares and the exchange rate on the grant date. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(3)

Represents the grant date fair value for option-based awards. Both the grant date fair value and accounting fair value for option- based awards are calculated using the Black-Scholes model using the assumptions described in the table under “Share Option Values and Assumptions” below. (Option-based awards were converted from Canadian dollars to US dollars at the prevailing rate on the date on which the awards were granted.) The grant date fair value of option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms. See Table 8 for option values and assumptions.

(4)	“All other compensation” includes health benefits, life insurance, disability insurance and a 401(k) program for participating employees.
(5)

Mr. Sadler was appointed VP and CFO of the Company on March 8, 2013. Prior to such appointment, Mr. Sadler served as the Vice President of Metal Sales and Concentrate Marketing since February 27, 2012.

Tahoe Resources Inc.

Share Option Values and Assumptions

The following table describes the assumptions and calculations used in the Black-Scholes models for the grant date fair value and the accounting fair value of option-based awards.

TABLE 8
Share Options	Grant Dates
	Mar-14	Mar-13	Mar-12
Share price at grant date	Nil	C$16.46	Nil
Exercise price	Nil	C$16.34	Nil
Expected volatility (weighted average volatility)	-	49%	-
Option life (expected weighted average life)	-	3.6	-
Expected dividends	-	-	-
Risk-free interest rate (based on government bonds)	-	1.21%	-
Resulting fair value at grant date in CAD	Nil	C$6.11	Nil
Exchange Rate for US$1.00	Nil	C$0.9707	Nil

Incentive Plan Awards

The following table provides information regarding NEO awards outstanding as at December 31, 2014.

TABLE 9
	Option-based Awards				Share-based Awards
NEO Name and Principal Position	Number of Securities underlying unexercised options (#)	Option Exercise Price (C$)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
C. Kevin McArthur, Vice Chair and CEO	120,000	16.34	7-Mar-18	Nil	-	Nil	Nil
	45,000	17.56	3-Mar-16	Nil	45,000	626,459	Nil
	120,000	6.40	10-Jun-15	1,008,540	26,667	371,235	Nil
Mark Sadler, VP and CFO	-	Nil	-	Nil	21,000	292,347	Nil
	60,000	16.34	7-Mar-18	Nil	5,000	69,607	Nil
	45,000	21.68	8-Mar-17	Nil	4,000	55,685	Nil
Ron Clayton, President and COO	90,000	16.34	7-Mar-18	Nil	30,000	417,639	Nil
	30,000	17.56	3-Mar-16	Nil	10,000	139,213	Nil
	60,000	11.15	10-Nov-15	258,600	-	Nil	Nil
Brian Brodsky, VP Exploration	60,000	16.34	7-Mar-18	Nil	21,000	292,347	Nil
	30,000	17.56	3-Mar-16	Nil	5,000	69,607	Nil
	58,479	6.40	10-Jun-15	491,487	-	Nil	Nil
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	30,000	16.34	7-Mar-18	Nil	21,000	292,347	Nil
	24,000	17.56	3-Mar-16	Nil	4,000	55,685	Nil
	11,614	6.40	10-Jun-15	97,610	-	Nil	Nil
_______________
(1)

Value calculated based on the difference between the closing price of the Common Shares on December 30, 2014 (C$16.15) and the option exercise price converted to US dollars at the December 30, 2014 exchange rate of C$1.00 – $0.862.

(2)	Value calculated based on the closing price of the Common Shares on December 30, 2014 (C$16.15) converted to U.S. dollars at the December 30, 2014 exchange rate of C$1.00 – $0.862.

2015 Management Information Circular

The following table provides information regarding the awards granted to the NEOs of the Company that have vested or have been earned by the NEOs during the current period.

TABLE 10
NEO Name and Principal Position	Option-based awards-Value vested during the year ($) (1)	Share-based awards- Value vested during the year ($)	Non-Equity Incentive plan compensation- Value earned during the year ($)
C. Kevin McArthur, Vice Chair and CEO	429,955	950,722	675,000
Mark Sadler, VP and CFO	313,630	204,934	200,000
Ron Clayton, President and COO	211,202	342,208	360,000
Brian Brodsky, VP Exploration	232,649	228,355	200,000
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	137,530	159,784	200,000
__________
(1)

This figure represents the aggregate dollar value that would have been realized if options that vested during 2014 had been exercised on the applicable vesting date. This figure is calculated using the difference between (i) the exercise price for the vested option, and (ii) the market price of the Company’s Common Shares on the vesting date. Where the exercise price for a vested option exceeds the market price of the Company’s Common Shares on the applicable vesting date (an out-of-the-money option), a nil value is recorded.

Share Ownership by Executives

All NEOs are required to hold a significant equity interest in the Company to align their long-term interests with those of the Shareholders. NEOs with the titles of CEO, President and COO, VP and CFO, VP of Exploration, VP Corporate Affairs, General Counsel and Corporate Secretary are required to own shares having a total acquisition cost or value of at least half of the NEO’s base salary. This requirement must be attained two years from the date of hire or election to the position of Executive Officer (June 10, 2010 in all cases to-date) and must be maintained throughout the NEO’s tenure at the Company. The calculations to monitor compliance with this requirement are made as of December 31 of each year. Since the Company completed its IPO in 2010, the NEOs had until December 31, 2012 to meet this requirement. All NEOs have attained the minimum share ownership under this policy.

Termination of Employment, Changes in Responsibility and Employment Contracts

We have entered into employment agreements with all of our NEOs. The terms of those agreements provide for compensation as to salary, bonus, share options and share awards, as well as for payment or benefit in the event of termination of employment, change of control of the Company or change in the officer’s responsibilities after a change of control of the Company. All such employment agreements were reviewed by the Compensation Committee and approved by the Board prior to execution by the Company. After completion of the acquisition of Rio Alto on April 1, 2015, C. Kevin McArthur’s employment agreement was amended such that it no longer provides for payments or benefits in the event of termination or change of control.

The employment agreements provide that upon termination without cause, the NEO will be entitled to the following: (a) twelve months base salary; (b) accrued but unused paid time off as of the date of termination; (c) any stock grants or options that were conferred by the Company to the NEO which shall vest at the date of termination and shall remain exercisable until the earlier of (i) the termination date of such grant or option or (ii) the date which is 12 months from the date of such termination; and (d) continuation of health benefits until the first anniversary of the termination date.

The employment agreements also provide that, if within twelve months of a “change of control”, the NEO is terminated for any reason other than just cause, or a “triggering event” occurs and the NEO elects to terminate his or her employment agreement, the NEO is entitled to the following: (a) two times the annualized compensation (including bonus) in effect on the termination date, (b) accrued but unused paid time off as of the date of termination; (c) any stock grants or options vested on or before the date of termination that were conferred by the Company to the NEO which shall vest at the date of termination and shall remain exercisable until the earlier of (i) the termination date of such grant or option or (ii) the date which is 12 months from the date of such termination; (d) continuation of health benefits for 18 months after the termination date; and (e) if any of the foregoing payments are subject to excise tax, the NEO is entitled to a gross-up payment to compensate for such tax payable.

Tahoe Resources Inc.

Under the employment agreements, “change of control” means the occurrence of any one of the following events: (a) a change in the composition of the Board resulting in less than 50% of the Board being composed of either (i) individuals who were directors of the Company as of the date of the applicable employment agreement, or (ii) individuals who become directors of the Company after the date of the applicable employment agreement with the agreement of at least a majority of the directors who are directors at the date of such individual’s election or appointment; (b) any acquirer acquiring voting securities of the Company which would entitle the acquirer to cast 42% or more of the votes attached to all of the Company’s outstanding voting securities, and Shareholders having approved all necessary resolutions required to permit such acquisition of voting securities; or (c) the Company disposing of more than 50% of its consolidated assets generating more than 50% of the Company’s consolidated operating income or cash flow, and Shareholders having approved all necessary resolutions required to permit such disposition of assets.

Under the employment agreements, “triggering event” means any of the following: (a) a material diminution in the authority, duties, or responsibilities of the NEO or of the individual to whom the NEO is required to report; (b) a material diminution in the executive officer’s base salary; (c) a material diminution in the budget over which the executive officer retains authority; (d) a material change in the geographic location at which the NEO is regularly required to carry out the terms of employment with the Company; or (e) any other action or inaction by the Company that constitutes a material breach of the employment agreement.

The following table is a summary of the payments owing to the NEO upon termination without cause and termination upon change of control as of April 1, 2015.

TABLE 11
Named Executive Officer(1)		Termination Without Cause(2)	Termination Upon Change of Control(3)
Ron Clayton, President and COO	Severance Period	one year	two years
	Severance Payment	$600,000	$1,200,000
	Severance Bonus	Nil	$960,000
	Unvested Stock Options	Nil	Nil
	Unvested Share Awards	$556,852	$556,852
	Benefits(2)	$33,873	$50,809
Mark Sadler, VP and CFO	Severance Period	one year	two years
	Severance Payment	$350,000	$700,000
	Severance Bonus	Nil	$420,000
	Unvested Stock Options	Nil	Nil
	Unvested Share Awards	$417,639	$417,639
	Benefits(2)	$31,241	$46,861
Brian Brodsky, VP Exploration	Severance Period	one year	two years
	Severance Payment	$350,000	$700,000
	Severance Bonus	Nil	$420,000
	Unvested Stock Options	Nil	Nil
	Unvested Share Awards	$361,954	$361,954
	Benefits(2)	$33,670	$50,505
Edie Hofmeister, VP Corporate Affairs, General Counsel and Corporate Secretary	Severance Period	one year	two years
	Severance Payment	$350,000	$700,000
	Severance Bonus	Nil	$420,000
	Unvested Stock Options	Nil	Nil
	Unvested Share Awards	$348,032	$348,032
	Benefits(2)	$10,525	$15,787
________________
(1)

Alex Black was appointed Chief Executive Officer of the Company upon completion of the acquisition of Rio Alto on April 1, 2015. Mr. Black’s employment agreement will provide for payments upon termination without cause and termination upon change of control substantially similar to those provided to the NEOs.

(2)	Value calculated based on a triggering event date of December 31, 2014, with a share value of C$16.15 and an exchange rate of C$0.862.
(3)

Group health and medical coverage continues for up to 12 months in the event an employee is terminated without cause and for up to 18 months if the employee is terminated upon a change of control as defined in the employment agreements.

2015 Management Information Circular

CORPORATE GOVERNANCE

The Board is responsible for supervising the management of the business and affairs of the Company. The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Company’s strategic objectives. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management.

The Directors are kept informed of the Company’s operations at meetings of the Board and its committees and through reports and analyses provided by management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. In 2014, the Board formally met four times.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic issuers under the NYSE listing standards. For a discussion on this matter, refer to the Company’s Annual Report on Form 40-F filed with the SEC on March 11, 2015.

BOARD MANDATE

The Board has responsibility for the stewardship of the Company and has adopted a formal mandate setting out the Board’s stewardship responsibilities, including the Board’s responsibilities for the appointment of management, how the Board is managed, strategic planning, monitoring of financial performance, financial reporting, risk management and oversight of the Company’s policies and procedures, communications, reporting and compliance. The full text of the Board’s written mandate is attached as Appendix A to this Information Circular and is available on the Company’s website at www.tahoeresourcesinc.com.

MAJORITY VOTE POLICY

The Board has adopted a majority voting policy relating to the election of directors. Pursuant to this policy, any nominee director who in an uncontested election of directors has more than 50% of the votes withheld from his or her election will promptly submit his or her resignation to the Board for consideration following the meeting. Such proposed resignations will be considered by directors other than the individual who submitted a resignation. The directors may choose to accept or reject the resignation, and resignations will become effective once accepted by the Board. The Company will issue a press release within 90 days following the date of the meeting disclosing if the directors accepted or rejected the resignation, and if the proposed resignation was rejected, the reasons therefor.

DIRECTOR INDEPENDENCE

As required by the Company’s Corporate Governance Guidelines (the “Governance Guidelines”), a majority of the members of the Board (including A. Dan Rovig, the Lead Director) are independent Directors, and thus the Board is able to act independently from management. The Board is currently comprised of nine persons, of whom seven are independent Directors. The Board is responsible for determining whether or not each director is an independent Director. In so doing, the Board analyzes all relationships of the Directors with the Company and its subsidiaries. Directors are considered to be independent if they have neither direct nor indirect material relationships with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

The Company’s Governance Guidelines encourage the independent Directors to meet in conjunction with every regular meeting of the Board. In order to facilitate open a candid discussion among its independent Directors, the non-independent Directors and any representatives of management in attendance at a meeting of the Board will be excused from time to time as circumstances dictate. In 2014, the Directors of the Company held four in-camera sessions at which only the Directors were in attendance. In that same period the Board held four in-camera sessions at which only independent Directors were in attendance.

Tahoe Resources Inc.

The following table outlines the Company’s independent and non-independent Directors, and the basis for a determination that a Director is non-independent.

TABLE 12
Name	Non- Independent	Independent	Reason for Non-Independence
Alex Black		✓	Chief Executive Officer of the Company (effective April 1, 2015)
Tanya M. Jakusconek	✓
C. Kevin McArthur		✓	Former Chief Executive Officer of the Company (until April 1, 2015)
A. Dan Rovig	✓
Paul B. Sweeney	✓
James S. Voorhees	✓
Drago Kisic Wagner	✓
Kenneth F. Williamson	✓
Dr. Klaus Zeitler	✓

INDEPENDENCE OF THE LEAD DIRECTOR OF THE BOARD OF DIRECTORS

The Lead Director of the Board (the “Lead Director”) shall, unless otherwise determined by the Board, be an independent Director who is elected by the Board. The Company’s Lead Director, A. Dan Rovig, was independent during 2014 and will remain independent if elected in 2015. The primary responsibility of the Lead Director is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Company. Critical to meeting this accountability is the relationship between the Board, management, Shareholders and other stakeholders. The Lead Director, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Company. The Lead Director also: oversees the responsibilities delegated to all Board committees, including, but not limited to compensation, performance evaluations and internal control systems; presides over Board meetings and conduct the meetings in an efficient, effective and focused manner; and communicates concerns of the Board, Shareholders and other stakeholders to the CEO.

SERVICE ON OTHER BOARDS AND DIRECTOR INTERLOCKS

The Company recognizes that its Directors benefit from service on boards of other companies, so long as such service does not significantly conflict with the interests of the Company. The Corporate Governance and Nominating Committee is obligated to evaluate the nature of and time involved in a Director’s service on other boards in determining the suitability of individual Directors for election (or re-election).

While the Company recognizes the benefit from service on boards of other companies, it has implemented a policy that requires that any additional Director interlocks be pre-approved by the Corporate Governance and Nominating Committee. A director interlock occurs when two of the Company’s directors also serve together on the board of another public company. In no case will more than one interlock be permitted at any given time. As of the date of this Information Circular, all public company directorships among the Board members, including any interlocking public company directorships, are listed in the table below.

TABLE 13
Director	Name and Reporting Issuers
C. Kevin McArthur	Royal Gold, Inc.
Paul B. Sweeney	OceanaGold Corporation Grenville Strategic Royalty Corp.
Kenneth F. Williamson	Goldcorp Inc. UraniumOne Inc.
Dr. Klaus Zeitler	Western Copper and Gold Corporation Los Andes Copper Ltd. Amerigo Resources Ltd.

2015 Management Information Circular

BOARD COMMITTEES

The following table sets out committee members (✓ Member, * Committee Chair):

TABLE 14
Name	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Health, Safety, Environment & Community Committee
Lorne B. Anderson(1)	✓	*
John P. Bell(1)		✓		✓
Tanya M. Jakusconek			✓	✓
A. Dan Rovig(1)		*
Paul B. Sweeney	*		✓
James S. Voorhees		✓		*
Drago Kisic Wagner(2)	✓			✓
Kenneth F. Williamson	✓		*
Dr. Klaus Zeitler(2)		✓	✓

(1)

Mr. Anderson and Mr. Bell were members of the committees as noted above until the completion of the acquisition of Rio Alto on April 1, 2015 and Mr. Rovig was appointed Committee Chair of the Corporate Governance and Nominating Committee.

(2)	Mr. Wagner and Dr. Zeitler were appointed to the committees as noted above upon completion of the acquisition of Rio Alto on April 1, 2015.

Audit Committee

The Audit Committee is currently comprised of three Directors (Paul B. Sweeney (Chair), Kenneth F. Williamson and Drago Kisic Wagner) all of whom are independent Directors. The Audit Committee has been established to fulfill applicable reporting issuer obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting. The Company requires the external auditor to report directly to the Committee. The Audit Committee’s responsibilities include, but are not limited to, overseeing the integrity of the Company’s financial statements and financial reporting process, monitoring the audit process and the Company’s internal accounting controls and procedures, ensuring compliance with related legal and regulatory requirements, overseeing the qualifications and independence of the external auditors, overseeing the work of the Company’s financial management and external auditors in these areas, and providing an open avenue of communication between the external auditors, the Board and senior officers. If a Committee member serves on the audit committees of more than four reporting issuers or public corporations, including the Company, the Board must determine that such service does not impair the ability of the member to effectively serve on the Committee and disclose such determination in the Information Circular. No member of the Company’s Audit Committee sits on more than four audit committees.

See “Information Concerning the Company’s Audit Committee and External Auditor” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2014 (available at www.sedar.com) for more information concerning the Audit Committee and its members, including the Audit Committee charter which is attached as Appendix A to the AIF.

Compensation Committee

The Compensation Committee, comprised entirely of independent Directors (Kenneth F. Williamson (Chair), Paul B. Sweeney, Tanya M. Jakusconek and Dr. Klaus Zeitler), determines the compensation for the Company’s Directors and executive officers. Messrs. Sweeney and Williamson have direct experience relevant to executive compensation responsibilities. At various times since 2009, Mr. Sweeney has served on the Compensation Committees of five public companies: Oceana Gold, Grenville Strategic Royalties, Polaris Minerals, Magma Energy, and Pan American Silver. At various times since 2004, Mr. Williamson has served on the Compensation Committees of four public companies: Glamis Gold Ltd., Goldcorp Inc., Quadra FNX and Uranium One.

The Committee has the skills and experience that permits it to make decisions on the suitability and ethicality of the Company’s compensation policies and practices. In addition, two of its members have experience over many years in administering appropriate levels and forms of executive compensation, identifying related performance conditions and requirements, and implementing associated governance and shareholder requirements. The Compensation Committee draws on its expertise in balancing the Company’s need to retain and motivate the best available talent with shareholder, regulatory, and public concerns over executive pay. The Compensation Committee has a proven ability to work effectively with the CEO in setting appropriate levels of executive compensation.

Tahoe Resources Inc.

The Compensation Committee’s responsibilities, powers and operations include, but are not limited to, reviewing the compensation paid to the Company’s directors, reviewing the performance and compensation paid to the Company’s executive officers, selecting the Peer Group to use as a benchmarking tool in assessing compensation (primary criteria for Peer Group selection include, but are not limited to: companies in a similar industry; companies with a similar market capitalization; and companies with similar revenues), making recommendations on compensation to the Board and overseeing the compensation and incentive plans of the Company. In regards to the process followed by the Compensation Committee in determining compensation, the Compensation Committee reviews (and if required revises) the position description of the CEO, determines annual performance goals and criteria for the CEO, and reviews the CEO’s evaluation of the performance of the other senior officers of the Company and the CEO’s recommendations with respect to the amount of compensation to be provided to the senior officers.

The Compensation Committee also reviews and assesses the compensation package of the CEO and the senior officers. In conducting such review, the Compensation Committee considers, among other things, the compensation packages for the prior year, the Compensation Committee’s evaluation of individual performance, the Company’s performance and relative shareholder return, the competitiveness of the compensation package, and the awards given in previous years.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (“Governance and Nominating Committee”) is currently comprised of three directors (A. Dan Rovig (Chair), James S. Voorhees and Dr. Klaus Zeitler) all of whom are independent Directors. The Governance and Nominating Committee has responsibility for corporate governance matters, Board composition, performance evaluations, and nominations.

In its oversight of corporate governance, the Governance and Nominating Committee is responsible for, among other things, developing and recommending to the Board the Company’s approach to corporate governance, reviewing and revising corporate governance guidelines, monitoring and assessing the relationship between the Board and management and recommending changes where necessary to ensure independence of the Board, overseeing orientation and education opportunities for directors, evaluating the effectiveness of the Board, the performance of the Lead Director of the Board and Chairs of committees and the performance of individual directors, recommending appointments to Committees, reviewing the charters of Committees, and reviewing and approving disclosure of the Company’s corporate governance practices annually.

With respect to Board composition, the Governance and Nominating Committee is responsible for, among other things, evaluating and making recommendations with respect to the size of the Board and identifying and recommending individuals as nominees for positions on the Board. The Committees maintain an “evergreen” list of suitable director candidates. The Committee, subject to approval by the full Board, establishes and reviews criteria and personal qualifications to be used in making selections of candidates to the Board. Such criteria and qualifications includes business and financial experience and acumen, integrity, willingness to devote the necessary time and energy to fulfill the duties and responsibilities of a director, independence, the current matrix of director talent and qualifications on the Board and such other criteria and specific qualifications to fit the needs of the Board as the Committee determines to be appropriate under the circumstances. The Committee does not consider the level of representation of women on the Board or in executive officer positions when identifying Board and executive officer candidates, but focuses rather, on the skills, experience and other qualifications of candidates that best serve the interests of Shareholders. See the “Board of Directors Succession Planning Matrix” section. The Governance and Nominating Committee is also responsible for making an annual assessment and to report to the Board its evaluation of the overall performance and effectiveness of the Board and each Committee, the Lead Director, each Committee Chair and each director. Since December 31, 2010 Board members have participated in four annual Board and Committee evaluations which were administered by the Governance and Nominating Committee. In each case, the Governance and Nominating Committee analyzed evaluation results and concluded that each Committee and the full Board were functioning satisfactorily (see “Corporate Governance – Board Committees - Assessments”). Full reports were made to the Board regarding evaluation results.

2015 Management Information Circular

Health, Safety, Environment and Community Committee

The Health, Safety, Environment and Community Committee (“HSE&C”) is composed of three Directors (James S. Voorhees (Chair), Tanya M. Jakusconek and Drago Kisic Wagner) all of whom are independent directors.

The HSE&C Committee is responsible for establishing and reviewing our health, safety and environmental policies, monitoring effectiveness of, and compliance with, such policies, and receiving audit results and reports from management regarding environmental, health and safety performance.

DIRECTOR ATTENDANCE

The Board meets on a quarterly and as-needed basis. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable Committee Chair. The Company also expects each director to attend the annual meeting of the Company’s Shareholders.

The following table provides details regarding Director meeting attendance at Board and committee meetings held during 2014, and relates to only those directors who were Board members during 2014. The table only shows attendance for committee members, although all Directors are encouraged to participate and frequently attend meetings of committees of which they are not members.

TABLE 15
Director	Board (4 Meetings)		Audit Committee (5 meetings)		Compensation Committee (3 meetings)		Corporate Governance & Nominating Committee (2 meetings)		Health, Safety, Environment & Community Committee (4 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%
Lorne B. Anderson	4 of 4	100	5 of 5	100	n/a	n/a	2 of 2	100	n/a	n/a
John P. Bell	4 of 4	100	n/a	n/a	n/a	n/a	2 of 2	100	4 of 4	100
Tanya M. Jakusconek	4 of 4	100	n/a	n/a	3 of 3	100	n/a	n/a	4 of 4	100
C. Kevin McArthur	4 of 4	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	100
A. Dan Rovig	4 of 4	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paul B. Sweeney	4 of 4	100	5 of 5	100	3 of 3	100	n/a	n/a	n/a	n/a
James S. Voorhees	4 of 4	100	n/a	n/a	n/a	n/a	2 of 2	100	4 of 4	100
Kenneth F. Williamson	4 of 4	100	5 of 5	100	3 of 3	100	n/a	n/a	n/a	n/a
Overall Attendance Rate	100%		100%		100%		100%		100%

SHARE OWNERSHIP BY DIRECTORS

All Directors are required to hold significant equity interest in the Company to align their long-term interests with those of the Shareholders. Directors are required to own shares having a total acquisition cost or value not less than 50% of the annual aggregate directors’ fees paid to them. Directors are provided a period of two years following initial election to achieve this requirement. As at December 31, 2014, all Directors owned sufficient shares in compliance with this Board governance provision. Please refer to the “Nominees for Election to the Board of Director” section.

POSITION DESCRIPTIONS

Since the inception of the Company, the roles of Chair of the Board and CEO have been separate. The Board believes this format best serves Tahoe and its Shareholders by dividing responsibility for day-to-day management from Board oversight functions. With the new Executive Chair position, the Board has identified the requirement for and has elected an independent Lead Director.

The Board has approved written position descriptions for the Executive Chair, Lead Director (independent) and the CEO of the Company. The Executive Chair provides leadership to the Board and works closely with the CEO to ensure that the Company’s strategy is carried out by the executive team. The prime responsibility of the Lead Director is to provide independent leadership to the Board to enhance Board effectiveness in its oversight and governance responsibilities. The CEO’s primary responsibility is to lead the Company by providing a direction that includes the development and implementation of plans, policies, strategies and budgets for the growth and profitable operation of the Company. The CEO reports to Board through the office of the Executive Chair. While the Board has not adopted position descriptions for the committee chairs, it has adopted Board Committee charters which are reviewed annually. Each of the Committee charters is available on the Company’s website at www.tahoeresourcesinc.com.

Tahoe Resources Inc.

AGE AND TERM LIMITS

The Company has not adopted a formal policy specifically addressing the age and/or term limits. The Board currently does not consider it necessary to have a policy at this time, but will consider adopting a policy in the future.

CONTINUING EDUCATION

Members of the Board are encouraged to communicate with management of the Company, external legal counsel and auditors, and other external consultants to educate themselves about the Company’s business, the industry, and applicable legal and regulatory developments. For information relating to the organizations to which each board member belongs, please refer to the “Nominees for Election to the Board of Director” section.

Members of the Board are also encouraged to take continuing education programs at Company expense in order to stay informed about current trends in corporate governance and to assist them in fulfilling their duty of stewardship of the Company. Members of the Board also visit exploration and operating properties to gain knowledge of mining properties and a diversity of management organizations. For information relating to continuing education for each Board member, please refer to the “Nominees for Election to the Board of Director” section.

The Company is currently in the process of developing a formal continuing education program to ensure its Directors maintain the skill and knowledge necessary to meet their obligations as members of the Board. This continuing education program will also include an orientation plan for new Directors to educate them regarding the role of the Board, its committees, and Directors.

ETHICAL BUSINESS CONDUCT

The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. The Board Governance Charter mandates Directors, Officers and employees to act ethically at all times and to acknowledge their adherence to the policies in the Code. In accordance with the provisions of the Code and applicable corporate law, any Director or Officer who holds a material interest in a proposed transaction or agreement involving the Company must disclose that interest to the Board and abstain from influencing or voting on approval of such transactions as appropriate.

The Board monitors compliance with the Code by receiving reports from management as to any actual or alleged violations. In addition, each Board member, Tahoe executive and key manager is annually required to read, acknowledge and accept the Code in writing as a condition of employment or Board service. Key management took training courses relating to the Code, Insider Trading, Whistleblower Rules and Foreign Corrupt Practices/Corruption of Foreign Officials Acts, the results of which were reported to the Board. All incoming Tahoe employees and new key management are required to take these courses. The Code and Company governance policies are available on the Company’s website at www.tahoeresourcesinc.com.

WHISTLEBLOWER POLICY

The Company adopted a written Whistleblower Policy (the “Policy”) for the Company’s Directors, Officers, and employees. The Policy governs the reporting and investigation of allegations of suspected improper activities with respect to accounting, internal accounting controls or auditing matters, violations of law and general violations of the Code. It is the responsibility of all Directors, Officers and employees to report violations of suspected violations in accordance with the Policy, which is administered by the Audit Committee. The Policy is available on the Company’s website at www.tahoeresourcesinc.com.

ASSESSMENTS

We have adopted a formal procedure for assessing and evaluating the aggregate skills and effectiveness of the Board as a whole and of individual Directors, both as Directors and as committee members. This function is carried out annually by the Governance and Nominating Committee and includes a review of Directors and committee members against written criteria developed by the Committee. The criteria employed by the Governance and Nominating Committee and the written Board expectations include independence, ownership of the Company’s shares, attendance at Board and committee meetings, continuing education and general participation and contributions to the Board’s function of reviewing the affairs of the Company.

2015 Management Information Circular

DIRECTORS’ AND OFFICERS’ INSURANCE

The Company maintains a Directors’ and Officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against Directors and Officers of the Company to an annual limit of $20,000,000. The annual cost of coverage between January 1, 2014 and December 31, 2014 was approximately $226,000. The Company also offers its Directors, Officers and designated Qualified Persons indemnification against any liability that may be incurred by reason of being or having been a director or officer. The indemnification, in compliance with the Business Corporations Act (British Columbia), is intended to protect the indemnitee from corporate litigation risks. The Company concluded that to attract and retain competent and experienced individuals to serve as Directors or Officers of the Company, it was reasonable and prudent to document the indemnitee’s right to indemnification for serving the Company.

BOARD OF DIRECTORS SUCCESSION PLANNING MATRIX

The selection process for new nominees for membership on the Board of Directors is conducted by the Governance and Nominating Committee. More information on the responsibilities, powers and operations of the Governance and Nominating Committee is found in the “Corporate Governance and Nominating Committee” section of this Information Circular.

Diversity

When considering directorships and executive candidates, the Company and the Board value the benefits of a diverse workforce. Women have been typically underrepresented on Boards and in executive management, particularly in the resources sector. Gender diversity enriches the leadership of the Company. The Tahoe gender profile as at December 31, 2014 is set out in the following table:

TABLE 16
	2014			2013
	Number of Employees	Number of Women	%	Number of Employees	Number of Women	%
Independent Directors	7	1	14.3%	7	1	14.3%
Executive Officers(1)	4	1	25.0%	4	1	25.0%
Vice Presidents (VP)(2)	5	1	20.0%	5	1	20.0%
Other(3)	18	9	50.0%	18	8	44.4%
Total	34	12	35.3%	34	11	32.4%

(1)	Executive Officers include the Vice-Chair and CEO, the President and COO, the VP and CFO and the VP Corporate Affairs, General Counsel and Corporate Secretary.
(2)	VPs are those positions in charge of a principal business unit, division or function and include VP Exploration, VP Investor Relations, VP Operations, VP Technical Services, and VP Treasurer.
(3)	Includes all corporate employees in Reno excluding the categories already included in the table.

Diversity Policy

The Company has not adopted a formal policy specifically addressing the achievement of gender diversity. The Board currently does not consider it necessary to have a gender diversity policy, but will consider adopting a policy in the future. Tahoe has therefore not set any targets or objectives for achieving gender diversity. In addition, the Company does not support the adoption of quotas to increase the diversity within the organization. The Company feels that in setting quotas or targets, decisions will not be made in the best interests of Shareholders. Directors, executives and senior management are recruited based upon their range of skills, experience and potential contributions to the direction and operation of the Company. The Company therefore, does not consider the level of representation of women on the Board or in executive officer positions when identifying Board and executive officer candidates. As noted above, the Company currently has one female director and two female executives. See the “Selection Criteria” section below. Should a gender diversity policy be considered appropriate in the future, the Company will determine at that time, whether setting specific targets and objectives in achieving diversity is necessary.

The Company’s Code provides a framework for undertaking ethical conduct in employment. Under the Code, Tahoe will not tolerate any form of discrimination or harassment in the workplace. The Board is committed to fostering a diverse environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and inappropriate attitudes, behaviors and stereotypes are confronted and eliminated. See “Corporate Governance – Ethical Business Conduct” section of this Information Circular.

Tahoe Resources Inc.

Selection Criteria

The Governance and Nominating Committee looks for Director candidates who have integrity and character, sound and independent judgment, breadth of experience, insight and knowledge and business acumen. Directors are expected to bring these personal qualities to their role with Tahoe and to apply sound business judgment to help the Board make wise decisions and to provide thoughtful and informed counsel to senior management. Refer to the “Corporate Governance – Corporate Governance and Nominating Committee” section of this Information Circular for a description of criteria used by the Governance and Nominating Committee for Board succession planning.

The Board maintains an inventory of capabilities, competencies and skills of current Board members and of the Board as a whole, which is provided below. The Board has determined that the industry background and functional experience of the Board currently meets to the Company’s needs.

The above inventory of backgrounds and experience is assessed as required to identify any gaps between the desired set of capabilities, competencies, skills and qualities that are required to undertake the overall strategy of Tahoe and those that are adequately represented on the Board. When a vacancy occurs or is pending, the Governance and Nominating Committee identifies a short list of potential candidates to pursue further, considering whether the candidates can devote sufficient time and resources to his or her duties as a Board member.

2015 Management Information Circular

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

AMENDED AND RESTATED SHARE OPTION AND INCENTIVE SHARE PLAN

The Share Option and Incentive Share Plan was originally adopted on April 21, 2010 and subsequently amended and restated effective on March 7, 2013, after receipt of shareholder approval at the 2013 Annual General Meeting. The purpose of granting share purchase options (“Options”) and share awards (consisting of Deferred Share Awards and Restricted Share Awards, together referred to as “Awards”) under the Plan is to attract, retain and motivate employees, to compensate them for their loyalty and contribution to the Company’s long-term growth and development, and to encourage them to acquire and retain a proprietary interest in the success of the Company.

As of April 1, 2015, a total of 10,602,600 Common Shares have been reserved for issuance under the Plan, representing approximately 4.7% of the issued and outstanding Common Shares as of that date. Of those 10,602,600 Common Shares, 7,500,000 were reserved for issuance under Options and 3,102,600 Common Shares were reserved for issuance under Awards. An additional 3,374,449 Common Shares, representing approximately 1.5% of the Company’s currently issued and outstanding Common Shares are issuable pursuant to the exercise of Options which were assumed by the Company in connection with its acquisition of Rio Alto in April 2015.

As of April 1, 2015, there are 1,479,222 Options outstanding and 134,000 Deferred Share Awards outstanding (together, representing approximately 0.7% of the issued and outstanding shares). As of April 1, 2015, an additional 3,374,449 Options are outstanding in connection with the acquisition of Rio Alto. As of April 1, 2015, 2,264,778 Common Shares have been issued pursuant to the exercise of Options, 1,775,000 Common Shares have been issued in respect of Deferred Share Awards, and 200,000 Common Shares have been issued in respect of Restricted Share Awards (together, representing approximately 1.9% of the currently issued and outstanding Common Shares). As of April 1, 2015, 5,235,222 Common Shares are available for grant pursuant to future Options and 1,127,600 Common Shares are available for grant pursuant to future Awards (representing approximately 2.3% and 0.5%, respectively, of the currently issued and outstanding Common Shares).

The material terms of the Plan are as follows:

•	The Plan will be administered by the Compensation Committee.
•

Options may be granted to employees, officers and directors of the Company or of any of its subsidiaries and to individuals who we engage to provide us, or any subsidiary, ongoing consulting, technical, management or other services under a written contract for an initial, renewable or extended period of 12 months or more.

•	Awards may be granted to directors, officers, employees and consultants.
•

The exercise price under Options will be the greater of the closing price of the Shares on the exchange on which the Shares are listed for trading on the day before the grant, or the weighted average of the trading prices for the Shares on the five trading days before the grant.

•

The terms of Options may not exceed five years and Options will be subject to vesting terms as determined by the Compensation Committee. However, the Plan provides that if the expiry date for an Option occurs during a blackout period, or within five business days thereafter, the expiry date for such Option will be extended to the tenth business day after the expiry date of the blackout period.

•

Awards can be either (i) Deferred Share Awards (that is, Shares, subject to an Award, that have not yet been but will be issued and delivered to the recipient upon the passage of time, continued employment by the Company or upon such other terms and conditions as the Compensation Committee may determine), or (ii) Restricted Share Awards (that is, Shares, subject to an Award, that are issued but which will only be delivered to the recipient upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee may determine).

•	The maximum number of Shares that may be issued under the Plan and all of the Company’s security based compensation arrangements to

o	all participants may not exceed 10% of the outstanding Common Shares at any time,
o	insiders, as a group, within any one-year period may not exceed 10% of the outstanding Shares at the time of the determination,
o	any one insider and his or her associates within a one-year period may not exceed 5% of the outstanding Shares at the time of the determination,
o	non-employee directors, as a group, may not exceed 5% of the outstanding Shares at the time of the determination.

Tahoe Resources Inc.

•	Options may not be exercised after an optionee’s term of service to the Company has been terminated, except as follows

o	in the case of death or retirement, up to one year from the date of death or retirement or the expiry date of the Option, whichever occurs first,
o	in the case of disability, options will be exercisable as if the recipient were still providing services to the Company,
o	in the case of voluntary termination of services or termination without cause, up to 30 days from the date of termination or the expiry date of the Option, whichever occurs first,
o	in case of termination for cause, all rights to acquire Shares will terminate immediately unless otherwise determined by the Board, and
o

in the event of a change of control of the Company or a take-over bid being made for Shares, the Compensation Committee may in its discretion provide in the case of a particular optionee that the Options held by that optionee may be exercised in full or in part at any time before vesting of those Options.

•	Awards that have not yet vested will expire once participant’s term of service to the Company has been terminated, except as follows

o	in the case of death, retirement, disability, or in the event of a change of control of the Company, Awards will immediately vest upon the effective date such employment or office is terminated, and
o

other than in the case of death, retirement, disability or change of control of the Company, the Compensation Committee may, with the participant’s consent, accelerate vesting of the participant’s Awards so that such Awards become payable, subject to compliance with all applicable tax and securities laws.

•	Options and Awards are non-assignable.
•

Options may not be re-priced without shareholder and applicable regulatory approval. For this purpose, shareholder approval is to be by a majority vote at an annual or special meeting of Shareholders; provided that insiders who hold Options that are subject to the proposed re-pricing may not vote on the proposal.

•	The Board may not, without Shareholder approval, amend the Plan or an Option or Award to

o	increase the number of Shares reserved for issuance under the Plan,
o	make any amendment that would reduce the exercise price of an Option (including a cancellation and reissue of an Option at a reduced exercise price),
o

extend the term of any Option beyond five years, except in the case where an Option will expire during a blackout period, in which case the term of the option may be extended to a date which is the 10th business day after the expiry date of the blackout period,

o	permit assignments, or exercises other than by the optionee, except for an amendment that would permit the assignment of an Option for estate planning or estate settlement purposes,
o	amend the Plan to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from a change in the corporate status of the Company,
o	amend or delete any of the terms of the Plan that limit the number of Shares that may be subject to a recipient’s Options or Awards,
o	amend or delete the amending provisions of the Plan, and
o	amend or delete the eligibility provisions of the Plan

•	The Board may amend the Plan, an Option or an Award without Shareholder approval to

o	make any amendment to the terms and conditions of the Plan necessary to ensure the Plan complies with applicable regulatory requirements,
o	make adjustments to outstanding Options in the event of a change in the corporate status of the Company,
o	change the vesting or termination provisions of (i) an Option such that it does not extend the term of an Option beyond five years; (ii) an Award or (iii) the Plan,
o	amend provisions of the Plan pertaining to administration of the Plan and eligibility for participation under the Plan,
o	amend provisions of the Plan pertaining to the terms and conditions on which Options or Awards may be granted pursuant to the Plan, or
o	make any amendments to the Plan that are of a “housekeeping nature”.

2015 Management Information Circular

Equity Compensation Plan Information at December 31, 2014

TABLE 18
Share Option and Incentive Share Plan		Number of securities to be issued under equity compensation plans	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Options	2014	1,547,659	C$14.49	3,704,000
Awards	2014	285,667	Nil	979,600

GENERAL INFORMATION

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No Director or Officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, Meeting, Officers of the Company having an interest in the resolutions regarding the approval of the amended and restated share option and incentive share plan as such persons are eligible to participate in such plan, and as otherwise set out herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Director, nominee for election as a Director, Officer, employee or former Director, Officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or nominee had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries since the beginning of the most recently completed financial year, other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by an individual or company other than the directors or executive officers of the Company or a subsidiary.

APPROVAL OF INFORMATION CIRCULAR

The contents and mailing to Shareholders of this Information Circular have been approved by the Board.

/s/ C. Kevin McArthur
Executive Chair
Vancouver, British Columbia
April 7, 2015

APPENDIX A –
MANDATE FOR THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Tahoe Resources Inc. (the “Corporation”) is responsible for the stewardship and the general supervision of the management of the business and affairs of the Corporation in order to ensure the long-term financial strength of the Corporation and the creation of enduring shareholder value. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic plans and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and its underlying value.

The Board shall be constituted at all times of a majority of directors who, as determined by the Board, are “independent” as defined under applicable securities laws and the applicable rules of any stock exchange on which the Corporation’s securities are listed for trading.

DUTIES & RESPONSIBILITIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and by delegation through its standing committees, namely the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Health, Safety, Environment and Community Committee.

In addition to these standing committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature, and may appoint new standing committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter.

The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Corporation’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

Dealing with Management

•

The Board is responsible for approving the appointment of the Chief Executive Officer and all other senior management, and approving their compensation, following a review of the recommendations of the Compensation Committee, and is to see that succession planning programs are in place, including programs to train and develop management.

•

The Board will from time to time delegate to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business shall be reviewed by and are subject to the prior approval of the Board.

•

The Board is, through the Compensation Committee, to establish and update the Corporation’s executive compensation policy and is to ensure that such policy aligns management’s interests with those of the Shareholders.

Board Organization

•

The Board will respond to recommendations received from the Corporate Governance and Nominating Committee and the Compensation Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair, Co- Chair(s), Executive Chair or Lead Director of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

•

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and is ultimately responsible for these matters and all other delegated responsibilities.

2015 Management Information Circular

•	The Board supports the separation of the role of Chair from the role of Chief Executive Officer and has selected an independent Lead Director.

•

The Board will oversee the assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including consideration of the appropriate size of the Board.

•	The Board will review selection processes for the identification and recommendation of new nominees to the Board.

•	The Board will ensure that an appropriate orientation and education program for new directors is in place and that educational opportunities are provided to continuing directors.

Strategic Planning Oversight

•	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Corporation and its objectives and goals.

•	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals.

•	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

•	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for Shareholders.

Monitoring of Financial Performance and Other Financial Reporting Matters

•

The Board is responsible for adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its directions to management in light of changing circumstances affecting the Corporation.

•	The Board is responsible for approving the audited financial statements and interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements.

•

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

•

The Board is responsible for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s Shareholders.

Policies and Procedures

•

The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Corporation is governed and approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

•

The Board is responsible for supporting a corporate culture of integrity and responsible stewardship and overseeing the discharge by the Corporation of its responsibilities as a good corporate citizen, including environmental, health and safety and social responsibilities.

•	The Board will enforce its policy respecting confidential treatment of the Corporation’s proprietary information and the confidentiality of Board deliberations.

Tahoe Resources Inc.

Communications and Reporting

•

The Board has approved, and will revise from time to time as circumstances warrant, policies to address communications with Shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

•	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to Shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to Shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation’s implementation of systems which accommodate feedback from Shareholders.

Certain Individual Responsibilities of the Members of the Board

•	Each member of the Board is expected to attend all meetings of the Board, unless adequate notification of absence is provided.

•	Each member of the Board is expected to have reviewed all materials provided in connection with a meeting in advance of such meeting and be prepared to discuss such materials at the meeting.

2015 Management Information Circular